Exhibit 99.1

QuantaSing Group Limited Announces Results of Extraordinary General Meeting

BEIJING, November 6, 2025 /GLOBE NEWSWIRE/ -- QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a pop toy company dedicated to creating beloved collectibles and trend-defining experiences, today announced the results of its extraordinary general meeting held on November 6, 2025 for the changes of its company name and ticker symbol.

At the meeting, the Company’s shareholders approved the following proposals by special resolutions:

1.	The change of the Company’s name from “QuantaSing Group Limited” to “Here Group Limited,” and the adoption of “奇梦岛集团有限公司” as the dual foreign name of the Company; and

2.	The amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect by their deletion in their entirety and substitution in their place of the Third Amended and Restated Memorandum and Articles of Association.

“Our transition from QuantaSing to Here marks a strategic milestone as we complete our pivot to a pure-play pop toy company. The new name, ‘Here’, embodies our mission to create immersive cultural experiences that connect fans and collectors right here, in the present moment, through the power of play and collectability. We are building vibrant cultural ecosystems where fans shape and share dreams, and our new identity perfectly captures this focused vision for the future,” said Mr. Peng Li, Chairman and Chief Executive Officer of the Company.

The Company’s American Depositary Shares (“ADSs”), each representing three Class A ordinary shares, par value of US$0.0001 per share, of the Company, are currently listed on the NASDAQ Global Market under the ticker symbol “QSG”. The Company’s shares are expected to begin trading under its new name, “Here Group Limited”, and its new ticker symbol, “HERE”, effective at the market open on or around November 10, 2025.

About the Company

The Company, through its HERE奇梦岛 brand, creates collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at its core, the Company delivers immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, the Company is building vibrant cultural ecosystems where fans shape and share dreams.

For more information, please visit: https://ir.quantasing.com

Contact

Investor Relations
Leah Guo
QuantaSing Group Limited
Email: ir@quantasing.com
Tel: +86 (10) 6493-7857

Robin Yang, Partner
ICR, LLC
Email: QuantaSing.IR@icrinc.com
Phone: +1 (212) 537-0429